April 5, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549
Attention:  Sara Kalin, Esq.


         Re: Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II
                  Form S-3 Shelf Registration Statement,
                  File No. 333-132202 (the "Registration Statement")
                  --------------------------------------------------

Dear Ms. Kalin:

      We are writing to you in response to your letter dated April 4, 2006 relating to Amendment No. 2 to the Registration Statement that Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp. II (the "Co-Registrants") filed with the Commission on March 31, 2006 (the "Amended Filing").

      References in this document to the "Prospectus Supplement" refer to the Form of Prospectus Supplement and references to the "Base Prospectus" refer to the Prospectus, each as included in the Amended Filing. Except in cases where a different regulation or statute is explicitly cited below, all statutory references in this letter are to Regulation AB.

1.    Opinions.

      In response to your comment, we hereby confirm that in conjunction with any "takedown" offering of securities pursuant to the Registration Statement (each, a "Takedown"), the Issuer will file unqualified legality and tax opinions with the Commission.

2.    The Contracts.

      In response to your comment, the Co-Registrants hereby confirm that should they and the Sponsor elect in the future to include contractually "delinquent" (as defined in Item 1101(d)) auto loans in any Takedown, they will provide delinquency information in 30 day increments beginning at least with auto loans that are more than 30 days delinquent through the point that the auto loans are charged off as uncollectible.

                                    * * * * *

      We look forward to your response on this matter. Please contact our counsel, Howard Schickler of Dewey Ballantine LLP by e-mail at hschickler@dbllp.com, by telephone at (212) 259-7008 or by fax at (212) 259-6333 with any questions or additional comments regarding this Registration Statement.

                                    Very truly yours,

                                    /s/ George S. Ginsberg, Esq.
                                    ----------------------------
                                    George S. Ginsberg, Esq.
                                    Executive Vice President and Secretary
                                    Long Beach Acceptance Receivables Corp.
                                    Long Beach Acceptance Receivables Corp. II